UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2011

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

ITEM 1—	FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 $	2010 $	2011 $	2010 $

REVENUES	468,106	467,952	1,441,052	1,593,044

OPERATING EXPENSES
Voyage expenses	39,595	53,719	136,610	192,636
Vessel operating expenses (note 16)	172,372	159,570	508,666	464,897
Time-charter hire expense	47,433	68,023	163,877	222,650
Depreciation and amortization	107,746	109,194	318,018	328,658
General and administrative (notes 10 and 16)	48,801	46,910	170,292	145,257
Loss on sale of vessels and equipment—net of write-downs of vessels and equipment (note 8)	91,809	24,173	101,214	24,955
Goodwill impairment (note 7)	36,652	—	36,652	—
Restructuring charges (note 13)	69	3,240	5,490	11,218

Total operating expenses	544,477	464,829	1,440,819	1,390,271

(Loss) income from vessel operations	(76,371)	3,123	233	202,773

OTHER ITEMS
Interest expense	(33,649)	(34,852)	(99,959)	(100,930)
Interest income	2,394	3,466	7,316	9,949
Realized and unrealized loss on non-designated derivative instruments (note 16)	(219,570)	(133,241)	(298,453)	(440,313)
Equity loss from joint ventures (note 8b)	(40,624)	(16,010)	(40,282)	(40,503)
Foreign exchange gain (loss) (notes 9 and 16)	26,230	(28,717)	(1,267)	27,797
Loss on note repurchases (note 9)	—	—	—	(12,645)
Other income (note 14)	766	2,042	1,820	5,742

Net loss before income taxes	(340,824)	(204,189)	(430,592)	(348,130)
Income tax (expense) recovery (note 17)	(1,487)	(8,571)	(4,321)	3,882

Net loss	(342,311)	(212,760)	(434,913)	(344,248)
Less: Net loss (income) attributable to non-controlling interests	51,149	26,717	17,645	(8,945)

Net loss attributable to stockholders of Teekay Corporation	(291,162)	(186,043)	(417,268)	(353,193)

Per common share of Teekay Corporation (note 18)
• Basic loss attributable to stockholders of Teekay Corporation	(4.20)	(2.55)	(5.90)	(4.84)
• Diluted loss attributable to stockholders of Teekay Corporation	(4.20)	(2.55)	(5.90)	(4.84)
• Cash dividends declared	0.3163	0.3163	0.9488	0.9488
Weighted average number of common shares outstanding (note 18)
• Basic	69,375,036	72,982,870	70,743,085	72,911,689
• Diluted	69,375,036	72,982,870	70,743,085	72,911,689

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	September 30,	September 30,
	As at September 30, 2011 $	As at December 31, 2010 $
ASSETS
Current
Cash and cash equivalents (note 9)	775,403	779,748
Restricted cash	88,397	86,559
Accounts receivable, including non-trade of $26,169 (2010—$35,960)	263,232	256,496
Net investment in direct financing leases (note 5)	24,461	26,791
Prepaid expenses	98,309	83,915
Current portion of derivative assets (note 16)	24,440	27,215
Other assets	2,815	2,616

Total current assets	1,277,057	1,263,340

Restricted cash—non-current	492,987	489,712

Vessels and equipment (notes 8 and 9)
At cost, less accumulated depreciation of $2,235,736 (2010—$1,997,411)	5,719,803	5,692,812
Vessels under capital leases, at cost, less accumulated amortization of $197,831 (2010—$172,113)	863,611	880,576
Advances on newbuilding contracts (note 11a)	347,393	197,987

Total vessels and equipment	6,930,807	6,771,375

Net investment in direct financing leases—non-current (note 5)	442,413	460,725
Marketable securities	16,422	21,380
Loans to joint ventures and joint venture partners, bearing interest between 4.4% to 8.0%	34,809	32,750
Derivative assets (note 16)	138,969	55,983
Deferred income tax asset (note 17)	13,148	17,001
Investment in joint ventures (notes 8b and 11b)	202,186	207,633
Investment in term loans (note 4)	186,629	116,014
Other non-current assets	103,476	117,351
Intangible assets—net	141,632	155,893
Goodwill (note 7)	166,540	203,191

Total assets	10,147,075	9,912,348

LIABILITIES AND EQUITY
Current
Accounts payable	53,117	46,240
Accrued liabilities	335,517	377,119
Current portion of derivative liabilities (note 16)	130,491	144,111
Current portion of long-term debt (note 9)	277,462	276,508
Current obligation under capital leases	168,694	267,382
Current portion of in-process revenue contracts	41,748	43,469
Loans from joint venture partners	—	59

Total current liabilities	1,007,029	1,154,888

Long-term debt, including amounts due to joint venture partners of $13,383 (2010—$13,282) (note 9)	4,783,933	4,155,556
Long-term obligation under capital leases	566,214	470,752
Derivative liabilities (note 16)	566,826	387,124
Asset retirement obligation	24,321	23,018
In-process revenue contracts	121,757	152,637
Other long-term liabilities	197,126	194,640

Total liabilities	7,267,206	6,538,615

Commitments and contingencies (notes 5, 11 and 16)

Redeemable non-controlling interest (note 11d)	39,147	41,725

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 68,900,842 shares outstanding (2010—72,012,843); 73,869,589 shares issued (2010—73,749,793)) (note 10)	660,870	672,684
Retained earnings	695,084	1,313,934
Non-controlling interest	1,500,793	1,353,561
Accumulated other comprehensive loss (note 15)	(16,025)	(8,171)

Total equity	2,840,722	3,332,008

Total liabilities and equity	10,147,075	9,912,348

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	September 30,	September 30,
	Nine Months Ended September 30,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(434,913)	(344,248)
Non-cash items:
Depreciation and amortization	318,018	328,658
Amortization of in-process revenue contracts	(32,601)	(36,395)
(Gain) loss on sale of vessels and equipment	(5,192)	2,664
Write-down for impairment of goodwill	36,652	—
Write-down of intangible assets	—	12,300
Write-down of investment in joint ventures	19,411	—
Write-down of vessels and equipment	106,406	9,991
Loss on repurchase of notes	—	12,645
Equity loss, net of dividends received	24,311	40,503
Income tax expense (recovery)	4,321	(3,882)
Share-based compensation	14,968	11,816
Unrealized foreign exchange loss (gain)	1,283	(19,111)
Unrealized loss on derivative instruments	81,437	325,038
Other	47	10,955
Change in operating assets and liabilities	(48,422)	36,192
Expenditures for drydocking	(37,370)	(40,223)

Net operating cash flow	48,356	346,903

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 9)	1,227,030	1,142,000
Debt issuance costs	(1,320)	(12,808)
Scheduled repayments of long-term debt	(180,840)	(143,361)
Prepayments of long-term debt	(430,860)	(954,133)
Repayments of capital lease obligations	(3,725)	(1,961)
Proceeds from loans from joint venture partner	—	1,182
Repayment of loans from joint venture partner	(59)	(1,250)
Increase in restricted cash	(5,306)	(75,246)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 6)	107,234	50,000
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 6)	19,877	221,492
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 6)	158,326	103,036
Issuance of Common Stock upon exercise of stock options	5,492	2,627
Repurchase of Common Stock (note 10)	(118,036)	—
Distribution from subsidiaries to non-controlling interests	(152,985)	(113,598)
Cash dividends paid	(70,124)	(69,615)

Net financing cash flow	554,704	148,365

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(561,378)	(176,238)
Proceeds from sale of vessels and equipment	33,355	49,402
Investment in term loans (note 4)	(70,404)	(115,575)
Investment in joint ventures	(25,281)	(1,977)
(Advances) repayments to joint ventures and joint venture partners	(4,092)	1,510
Investment in direct financing lease assets	—	(4,199)
Direct financing lease payments received	20,642	20,965
Other investing activities	(247)	788

Net investing cash flow	(607,405)	(225,324)

(Decrease) increase in cash and cash equivalents	(4,345)	269,944
Cash and cash equivalents, beginning of the period	779,748	422,510

Cash and cash equivalents, end of the period	775,403	692,454

Supplemental cash flow information (note 19).

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Stock and Additional Paid-in Capital $	Common Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Non- controlling Interest $	Total $
Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008

Net loss			(417,268)		(21,792)	(439,060)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(4,958)		(4,958)
Pension adjustments, net of taxes				192		192
Unrealized loss on qualifying cash flow hedging instruments (note 16)				910	574	1,484
Realized loss on qualifying cash flow hedging instruments (note 16)				(3,998)	(1,139)	(5,137)

Comprehensive income					(22,357)	(447,479)

Dividends declared			(70,127)		(152,985)	(223,112)
Reinvested dividends	1	7				7
Exercise of stock options	618	5,492				5,492
Repurchase of Common Stock (note 10)	(3,731)	(32,281)	(85,755)			(118,036)
Employee stock option compensation (note 10)		14,968				14,968
Dilution gains on public offerings of Teekay Tankers, Teekay LNG and Teekay Offshore (note 6)			49,143			49,143
Sale of 49% interest of OPCO to Teekay Offshore (note 6)			(94,843)		94,843	—
Increase to non-controlling interest from share and unit issuances of subsidiaries and other					227,731	227,731

Balance as at September 30, 2011	68,901	660,870	695,084	(16,025)	1,500,793	2,840,722

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 $	2010 $	2011 $	2010 $

Net loss	(342,311)	(212,760)	(434,913)	(344,248)

Other comprehensive income (loss):
Unrealized (loss) gain on marketable securities	(3,880)	3,341	(4,958)	(1,731)
Pension adjustments, net of taxes	—	349	192	761
Unrealized (loss) gain on qualifying cash flow hedging instruments	(6,610)	15,103	1,484	(4,839)
Realized (gain) loss on qualifying cash flow hedging instruments	(2,008)	1,480	(5,137)	3,377

Other comprehensive income (loss)	(12,498)	20,273	(8,419)	(2,432)

Comprehensive loss	(354,809)	(192,487)	(443,332)	(346,680)
Less: Comprehensive loss (income) attributable to non-controlling interests	53,021	24,021	18,210	(8,901)

Comprehensive loss attributable to stockholders of Teekay Corporation	(301,788)	(168,466)	(425,122)	(355,581)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2011, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, relating to the reclassification of revenues of $5.8 million and $21.4 million for the three and nine months ended September 30, 2010, respectively, from time-charter hire expense to revenues in the consolidated statements of income (loss) and the reclassification of accounts receivable of $11.6 million as at December 31, 2010 from prepaid expenses to accounts receivable and accounts payable in the consolidated balance sheets.

2.	Adoption of New Accounting Policies

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

On September 30, 2011, the Company adopted an amendment to FASB ASC 350, Intangibles – Goodwill and Other, that provides entities with the option of performing a qualitative assessment before performing the first step of the current two-step goodwill impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if an entity concludes otherwise, the existing two-step goodwill impairment test is performed. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

3.	Segment Reporting

The following tables include results for the Company’s four segments for the three and nine months ended September 30, 2011 and 2010.

	September 30,	September 30,	September 30,	September 30,	September 30,
Three Months ended September 30, 2011	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	156,058	104,892	69,642	137,514	468,106
Voyage expenses	26,771	—	36	12,788	39,595
Vessel operating expenses	49,540	61,479	11,803	49,550	172,372
Time-charter hire expense	18,694	—	—	28,739	47,433
Depreciation and amortization	33,147	23,845	15,594	35,160	107,746
General and administrative (1)	13,657	10,320	4,688	20,136	48,801
Loss (gain) on sale of vessels and equipment, net of write-downs of vessels and equipment	8,319	(5,600)	—	89,090	91,809
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	—	—	—	69	69

Income (Loss) from vessel operations	5,930	14,848	37,521	(134,670)	(76,371)

Segment assets	1,825,823	1,360,615	3,001,577	2,742,713	8,930,728

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
Three Months ended September 30, 2010	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	146,745	86,966	62,131	172,110	467,952
Voyage expenses	23,525	—	(50)	30,244	53,719
Vessel operating expenses	43,588	54,176	10,982	50,824	159,570
Time charter hire expense	20,314	—	—	47,709	68,023
Depreciation and amortization	31,228	23,751	15,702	38,513	109,194
General and administrative (1)	12,322	7,071	4,841	22,676	46,910
Loss on sale of vessels and equipment, net of write-downs vessels and equipment	10,775	—	—	13,398	24,173
Restructuring charges	(46)	—	48	3,238	3,240

Income (Loss) from vessel operations	5,039	1,968	30,608	(34,492)	3,123

Segment assets	1,709,084	1,177,321	2,860,598	2,797,403	8,544,406

	September 30,	September 30,	September 30,	September 30,	September 30,
Nine Months ended September 30, 2011	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	455,917	312,167	202,277	470,690	1,441,052
Voyage expenses	72,451	—	3,863	60,295	136,610
Vessel operating expenses	150,932	178,490	36,025	143,220	508,666
Time-charter hire expense	57,072	—	—	106,804	163,877
Depreciation and amortization	95,891	70,791	46,646	104,690	318,018
General and administrative (1)	44,945	38,537	15,426	71,384	170,292
Loss (gain) on sale of vessels and equipment, net of write-downs of vessels and equipment	8,490	(5,600)	—	98,324	101,214
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	5,351	—	—	139	5,490

Income (Loss) from vessel operations	20,785	29,949	100,317	(150,818)	233

	September 30,	September 30,	September 30,	September 30,	September 30,
Nine Months ended September 30, 2010	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues (2)	470,196	343,187	185,462	594,199	1,593,044
Voyage expenses	88,589	—	45	104,002	192,636
Vessel operating expenses	128,403	152,574	35,582	148,338	464,897
Time charter hire expense	68,785	—	—	153,865	222,650
Depreciation and amortization	95,242	71,253	47,114	115,049	328,658
General and administrative (1)	38,612	20,418	15,170	71,057	145,257
Loss on sale of vessels and equipment, net of write-downs vessels and equipment	10,039	—	—	14,916	24,955
Restructuring charges	628	—	362	10,228	11,218

Income (Loss) from vessel operations	39,898	98,942	87,189	(23,256)	202,773

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)

FPSO segment includes $59.2 million in non-recurring revenue for the nine months ended September 30, 2010, related to operations in previous years as a result of executing a contract amendment in March 2010.

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	September 30,	September 30,
	September 30, 2011	December 31, 2010
	$	$
Total assets of all segments	8,930,728	8,673,337
Cash	775,403	779,748
Accounts receivable and other assets	440,944	459,263

Consolidated total assets	10,147,075	9,912,348

4.	Investment in Term Loans

In February 2011, Teekay loaned $70 million to an unrelated ship-owner of a 2011-built Very Large Crude Carrier (or VLCC). The loan bears interest at 9% per annum and is payable quarterly. The loan is repayable in full in February 2014. However, it may be repaid prior to maturity at the option of the borrower. The loan is collateralized by a first priority mortgage on a 2011-built VLCC, together with other related collateral.

5.	Vessel Charters

In addition to the Company’s minimum charter hire payments to be paid and received under the Head Leases and Subleases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, the additional minimum estimated charter hire payments in the next five fiscal years, as at September 30, 2011, for the Company’s vessels chartered-in and vessels chartered-out were as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Remainder of 2011	2012	2013	2014	2015
	(in millions of U.S. dollars)
Charters-in—operating leases	44.5	111.0	66.6	23.0	16.0
Charters-in—capital leases (1)	135.4	79.2	96.8	52.1	24.0

	179.9	190.2	163.4	75.1	40.0

Charters-out—operating leases (2)	296.0	1,010.4	813.8	864.9	869.8
Charters-out—direct financing leases	17.2	62.4	49.5	48.1	47.1

	313.2	1,072.8	863.3	913.0	916.9

(1)

As at September 30, 2011 and December 31, 2010, the Company had $564.8 million and $559.8 million, respectively, of restricted cash, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans, which totaled $13.8 million and $12.3 million as at September 30, 2011 and December 31, 2010, respectively.

(2)

The minimum scheduled future charter hire payments for vessels chartered out should not be construed to reflect total charter hire revenues for any of the periods. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as the timing of vessel maintenance.

6.	Financing Transactions

In February 2011, Teekay’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. As a result, Teekay’s ownership of Teekay Tankers was reduced to 26.0%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $5.7 million, which represents the Company’s dilution gain from the issuance of shares in Teekay Tankers during the nine months ended September 30, 2011.

In March 2011, Teekay sold its remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO) to Teekay’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), for a total purchase price of $386.3 million comprised of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and 7.6 million newly issued Teekay Offshore common units. The sale increased Teekay Offshore’s ownership in OPCO from 51% to 100%. Teekay’s ownership in Teekay Offshore increased to 36.9% (including the Company’s 2% general partner interest). Consequently, the Company recognized a decrease to retained earnings and an increase in non-controlling interest of $94.8 million as the Company accounts for changes in its ownership interest in controlled subsidiaries as equity transactions.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In April 2011, Teekay’s subsidiary Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. As a result, Teekay’s ownership of Teekay LNG was reduced to 43.6% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and continues to consolidate the subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $38.6 million, which represents the Company’s dilution gain from the issuance of units in Teekay LNG during the nine months ended September 30, 2011.

In July 2011, Teekay’s subsidiary Teekay Offshore completed a private placement of 0.7 million common units at a price of $28.04 per unit to an institutional investor for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $20.4 million. As a result, Teekay’s ownership of Teekay Offshore was reduced to 36.5% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate the subsidiary. As a result of the private placement, the Company recorded an increase to retained earnings of $5.0 million, which represents the Company’s dilution gain from the issuance of units in Teekay Offshore during the nine months ended September 30, 2011.

7.	Goodwill Impairment Charge

During the three months ended September 30, 2011, the Company concluded that sufficient indicators of impairment were present within its Suezmax tanker reporting unit, which is part of the Company’s conventional tanker segment. Consequently, the Company performed an interim goodwill impairment analysis as at September 30, 2011 on this reporting unit. Based on the results of this analysis, the Company concluded that the carrying value of the reporting unit exceeded its fair value. As a result, a goodwill impairment charge of $36.7 million was recognized in the Company’s consolidated statements of loss for the three and nine months ended September 30, 2011. The fair value of this reporting unit was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

8.	Vessel Sales and Write-downs

a)	Vessel Sales

In March 2011, the Company sold a 1988-built floating storage and offtake (or FSO) unit. The FSO unit was part of the Company’s shuttle tanker and FSO segment. The Company realized a loss of $0.2 million from the sale of the FSO unit.

In August 2011, the Company sold a 1993-built Aframax tanker which was part of the Company’s conventional tanker segment. The Company did not realize a gain or a loss from the sale of the vessel.

b)	Write-downs

During the three and nine months ended September 30, 2011, the Company incurred write-downs on certain of the Company’s conventional tankers of $89.0 million and $98.1 million, respectively. These vessels are part of the Company’s conventional tanker segment and were written down to their estimated fair value. The recognition of these write-downs was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

During the three and nine months ended September 30, 2011, the Company incurred a $19.4 million write-down of its investment in Petrotrans Holdings Ltd. (or PTH), a 50% joint venture which provides ship-to-ship lightering services. The Company’s investment in PTH is part of the Company’s conventional tanker segment and was written down to its estimated fair value. The recognition of this write-down was driven by the continuing weak tanker market.

During the three and nine months ended September 30, 2011, the Company incurred an $8.3 million write-down of an older shuttle tanker. This vessel is part of the Company’s shuttle tanker and FSO segment and was written down to its estimated fair value, determined using the estimated scrap value of the vessel. The recognition of this write-down was driven by the older age of the vessel, the requirements of operating in the North Sea, and recent economic developments.

9.	Long-Term Debt

	September 30,	September 30,
	September 30, 2011	December 31, 2010
	$	$
Revolving Credit Facilities	2,180,422	1,697,237
Senior Notes (8.875%) due July 15, 2011	—	16,201
Senior Notes (8.5%) due January 15, 2020	446,757	446,559
Norwegian Kroner-denominated Bonds due November 2013	102,290	103,061
U.S. Dollar-denominated Term Loans due through 2021	1,954,831	1,782,423
Euro-denominated Term Loans due through 2023	363,712	373,301
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,383	13,282

Total	5,061,395	4,432,064
Less current portion	277,462	276,508

Long-term portion	4,783,933	4,155,556

As of September 30, 2011, the Company had 14 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.1 billion, of which $0.9 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2011 and December 31, 2010, the margins ranged between 0.45% and 3.25%. At September 30, 2011 and December 31, 2010, the three-month LIBOR was 0.37% and 0.30%, respectively. The total amount available under the Revolvers reduces by $88.4 million (remainder of 2011), $349.6 million (2012), $749.6 million (2013), $791.8 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

In January 2010, the Company completed a public offering of 8.5% senior unsecured notes due January 15, 2020 (or the 8.5% Notes) with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries. In 2010, the Company repurchased a principal amount of $160.5 million of the Company’s 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) using a portion of the proceeds from the 8.5% Notes offering, and recognized a loss on repurchase of $12.6 million. During the nine months ended September 30, 2011, the balance of the remaining 8.875% Senior Notes were repaid upon maturity.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions had been made as at September 30, 2011.

In November 2010, Teekay Offshore issued NOK 600 million of senior unsecured bonds that mature in November 2013 in the Norwegian bond market. Teekay Offshore capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and the principal from Norwegian Kroner to U.S. dollars. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (see Note 16).

As of September 30, 2011, the Company had 15 U.S. Dollar-denominated term loans outstanding, which totaled $2.0 billion (December 31, 2010—$1.8 billion). Certain of the term loans with a total outstanding principal balance of $383.9 million as at September 30, 2011 (December 31, 2010—$417.4 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2010—5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2011 and December 31, 2010, the margins ranged between 0.3% and 3.25%. At September 30, 2011 and December 31, 2010, the three-month LIBOR was 0.37% and 0.30%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 14 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 31 (December 31, 2010—28) of the Company’s vessels, together with certain other security. In addition, at September 30, 2011, all but $122.9 million (December 31, 2010—$122.5 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2011, totaled 271.7 million Euros ($363.7 million) (December 31, 2010—278.9 million Euros ($373.3 million)). The Company repays the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2011 and December 31, 2010, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at September 30, 2011, was 1.36% (December 31, 2010—0.78%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due in part to this revaluation which is unrealized, the Company recognized a foreign exchange gain of $26.2 million (2010—$28.7 million loss) and a foreign exchange loss of $1.3 million (2010—$27.8 million gain) during the three and nine months ended September 30, 2011, respectively.

The Company has two U.S. Dollar-denominated loans outstanding owing to two joint venture partners, which, as at September 30, 2011, totaled $13.4 million (2010—one loan totaling $13.8 million), including accrued interest. Interest payments on one of the loans, which is based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s long-term aggregate debt as at September 30, 2011 was 2.3% (December 31, 2010—2.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 16).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2011 and December 31, 2010, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity of at least 7.5% of total debt. As at September 30, 2011, this amount was $284.1 million (December 31, 2010—$236.5 million).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2011, are $59.7 million (remainder of 2011), $344.3 million (2012), $820.9 million (2013), $972.5 million (2014), $304.4 million (2015) and $2.6 billion (thereafter).

As at September 30, 2011, the Company was in compliance with all covenants in the credit facilities and long-term debt.

10.	Capital Stock

The authorized capital stock of Teekay at September 30, 2011 and December 31, 2010, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2011,Teekay had no shares of Preferred Stock issued. During the nine months ended September 30, 2011, the Company issued 0.6 million shares of Common Stock upon the exercise of stock options, and repurchased 3.7 million shares.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at September 30, 2011, Teekay had repurchased approximately 5.0 million shares of Common Stock for $158.1 million pursuant to such authorization. As at September 30, 2011, the total remaining amount under the share repurchase authorization was $41.9 million.

During March 2011, the Company granted 91,431 stock options with an exercise price of $34.93 per share, 358,180 restricted stock units with a fair value of $12.5 million, 73,349 performance shares with a fair value of $3.7 million and 29,663 shares of restricted stock with a fair value of $1.0 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2011 was $11.27 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 53.6%; expected life of four years; dividend yield of 3.8%; risk-free interest rate of 2.1%; and estimated forfeiture rate of 11%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on March 31, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million, which relates to the portion of Mr. Moller’s outstanding stock-based compensation grants that had not yet vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of loss for the nine months ended September 30, 2011.

11.	Commitments and Contingencies

a)	Vessels Under Construction

As at September 30, 2011, the Company was committed to the construction of one liquefied petroleum gas (or LPG) carrier, four shuttle tankers, one floating, production, storage and offloading (or FPSO) unit and the conversion of an existing Aframax tanker to an FPSO unit for the Tiro and Sidon fields off Brazil for a total cost of approximately $1.8 billion, excluding capitalized interest and other miscellaneous construction costs. The LPG carrier delivered in October 2011. The four shuttle tankers are scheduled for delivery in 2013 and the two FPSO units are scheduled to be delivered between 2012 and 2014. As at September 30, 2011, payments made towards these commitments totaled $337.0

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

million (excluding $10.1 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $31.0 million of the unpaid cost of these vessels. As at September 30, 2011, the remaining payments required to be made under these newbuilding contracts were $227.7 million (remainder of 2011), $546.7million (2012), $599.9 million (2013), and $66.8 million (2014).

b)	Joint Ventures

The Company has a 33% interest in a joint venture to charter four newbuilding 160,400-cubic meter liquefied natural gas (or LNG) carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The charters are at fixed rates, with inflation adjustments, commencing upon the vessel deliveries. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. In February 2011, the Company offered to sell to Teekay LNG its 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. The transaction was approved in March 2011 by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. In August and September 2011, two of the Angola LNG carriers delivered and commenced their 20-year, fixed-rate charter contracts. The third Angola LNG carrier delivered in October 2011 and the final Angola LNG carrier is scheduled to deliver in January 2012. As at September 30, 2011, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at September 30, 2011, the remaining payments required to be made under these contracts were $135.9 million (remainder of 2011) and $135.9 million (2012), of which the Company’s share is 33% of these amounts. The Company has also provided certain guarantees in relation to the performance of the joint venture company. The fair value of the guarantees were a liability of $2.5 million as at September 30, 2011 (December 31, 2010—$1.8 million) and are included as part of other long-term liabilities in the Company’s consolidated balance sheets.

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a VLCC newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at September 30, 2011, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, was nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of September 30, 2011, the Joint Venture has received a firm commitment from a financial institution for a loan of approximately $68 million, which is subject to satisfactory completion of loan documentation. Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. Teekay Tankers made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing, unsecured and the amount is recorded in loans to joint ventures and joint venture partners in the consolidated balance sheets. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2011.

e)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value, refer to Note 11 to the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
		September 30, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,373,209	1,373,209	1,377,399	1,377,399
Investment in term loans and interest receivable (note 4)		189,543	191,028	117,825	120,837
Loans to joint ventures and joint venture
Loans to joint ventures and joint venture partners		34,809	34,809	32,750	32,750
Loans from joint venture partners		—	—	(59)	(59)
Long-term debt		(5,061,395)	(4,748,101)	(4,432,064)	(4,192,646)
Derivative instruments (note 16)
Interest rate swap agreements (2)	Level 2	(714,195)	(714,195)	(557,991)	(557,991)
Interest rate swap agreements (2)	Level 2	157,151	157,151	66,869	66,869
Cross currency swap agreement	Level 2	3,850	3,850	4,233	4,233
Foreign currency contracts	Level 2	197	197	11,375	11,375
Foinaven embedded derivative	Level 2	(3,603)	(3,603)	(3,500)	(3,500)
Non-recurring
Vessels and equipment(3)	Level 2	27,073	27,073	—	—
Vessels and equipment(4)	Level 3	79,501	79,501	—	—
Investment in Joint Venture(5)	Level 3	10,000	10,000	—	—

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)

The fair value of the Company’s interest rate swap agreements at September 30, 2011 includes $22.7 million (December 31, 2010—$31.0 million) of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

(3)	The fair value measurement used to determine the impairment of the vessels was calculated based upon the estimated scrap value of the respective vessels.

(4)	The fair value measurement used to determine the impairment was based upon comparable sales market data adjusted for specific characteristics of the respective vessels.

(5)	The fair value measurement used to determine the impairment of the investment in PTH was based upon the estimated liquidation values of the underlying net assets of the investment.

There are no other non-financial assets or non-financial liabilities carried at fair value as at September 30, 2011.

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

	September 30,	September 30,	September 30,	September 30,
Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2011 $	December 31, 2010 $

Direct financing leases	Payment activity	Performing	466,874	487,516
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	189,543	117,825
Loans to joint ventures—current and long-term	Other internal metrics	Performing	35,563	33,932
Long-term receivable included in other assets	Payment activity	Performing	691	410

			692,671	639,683

13.	Restructuring Charges

During the three and nine months ended September 30, 2011, the Company incurred $0.1 million and $5.5 million of restructuring costs, respectively. The restructuring costs primarily relate to the sale of an FSO unit, Karratha Spirit, and the termination of the time-charter for the Basker Spirit. The Company committed to terminate the employment of certain seafarers of the two vessels. At September 30, 2011 and December 31, 2010, $nil and $0.1 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

14.	Other Income

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Volatile organic compound emission plant lease income	673	1,109	2,345	3,674
Miscellaneous income (loss)	93	933	(525)	2,068

Other income	766	2,042	1,820	5,742

15.	Accumulated Other Comprehensive Loss

As at September 30, 2011 and December 31, 2010, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	September 30,
	September 30,	December 31,
	2011	2010
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(781)	2,307
Pension adjustments, net of tax recoveries	(17,359)	(17,551)
Unrealized gain on marketable securities	2,115	7,073

	(16,025)	(8,171)

16.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at September 30, 2011, the Company was committed to the following foreign currency forward contracts:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Fair Value / Carrying Amount
	Contract Amount in Foreign Currency (millions)	Average Forward Rate (1)	of Asset (Liability)		Expected Maturity
			Hedge	Non-hedge	2011	2012	2013
			(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	1,043.2	6.04	$1.8	$1.6	$33.2	$120.0	$19.6
Euro	45.3	0.74	$0.0	$(0.7)	$28.3	$32.9	$0.0
Canadian Dollar	37.1	1.00	$(1.3)	$(0.5)	$8.3	$24.6	$4.1
British Pound	45.3	0.64	$(0.1)	$(0.6)	$16.9	$46.5	$7.8

			$0.4	$(0.2)	$86.7	$224.0	$31.5

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company incurs interest expense on its Norwegian Kroner-denominated bonds. The Company entered into a cross currency swap agreement to economically hedge the foreign exchange risk on the principal and interest. As at September 30, 2011, the Company was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair values of the cross currency swap agreement as at September 30, 2011 and December 31, 2010 were $3.9 million and $4.2 million, respectively. The Company has not designated the cross currency swap as a cash flow hedge for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swap agreements as cash flow hedges for accounting purposes.

As at September 30, 2011, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Interest Rate	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability)	Weighted- Average Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	426,622	(116,676)	25.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,461,312	(522,450)	8.4	3.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(34,606)	20.0	5.5
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	470,344	157,151	25.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (3) (4)	EURIBOR	363,712	(40,463)	12.7	3.8

		4,821,990	(557,044)

(1)	Excludes the margins the Company pays on its variable-rate debt, which as of September 30, 2011 ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces monthly to 70.1 million Euros ($93.8 million) by the maturity dates of the swap agreements.

(4)	Principal amount is the U.S. Dollar equivalent of 271.7 million Euros.

Spot Tanker Market Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. There were no FFAs as at September 30, 2011 and December 31, 2010. The Company has not designated FFA contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of loss.

Commodity Price Risk

The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. As at September 30, 2011 and December 31, 2010, the Company had no bunker fuel swap contract commitments. Net gains and losses from bunker fuel swap contracts are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at September 30, 2011:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	(353)	353	—	—	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	6,755	508	—	(4,856)	(2,210)
Interest rate swaps	16,206	136,329	(22,931)	(122,384)	(564,262)
Cross currency swap agreement	1,832	1,779	240	—	—
Foinaven embedded derivative	—	—	—	(3,251)	(354)

	24,440	138,969	(22,691)	(130,491)	(566,826)

As at December 31, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	3,437	1,546	—	(652)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	4,988	3,172	—	(1,050)	(66)
Interest rate swap agreements	16,759	45,524	(31,174)	(135,171)	(387,058)
Cross currency swap agreement	2,031	2,003	199	—	—
Foinaven embedded derivative	—	3,738	—	(7,238)	—

	27,215	55,983	(30,975)	(144,111)	(387,124)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Three Months Ended September 30, 2011				Three Months Ended September 30, 2010
Balance Sheet (AOCI)	Statement of Income (Loss)			Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

(6,610)	381	(168)	Vessel operating expenses	15,108	(262)	94	Vessel operating expenses
—	1,627	(145)	General and administrative expenses	—	(1,218)	496	General and administrative expenses

(6,610)	2,008	(313)		15,108	(1,480)	590

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2010
Balance Sheet (AOCI)	Statement of Income (Loss)			Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

1,484	964	(519)	Vessel operating expenses	(4,839)	(816)	(3,421)	Vessel operating expenses
—	4,174	71	General and administrative expenses	—	(2,561)	(1,240)	General and administrative expenses

1,484	5,138	(448)		(4,839)	(3,377)	(4,661)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(32,447)	(37,197)	(99,136)	(116.417)
Interest rate swap amendments and terminations	(34,426)	—	(127,098)	—
Foreign currency forward contracts	4,212	(818)	9,095	(2,163)
Forward freight agreements and bunker fuel swap contracts	(6)	3,000	36	(1,356)

	(62,667)	(35,015)	(217,103)	(119,936)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(142,697)	(116,045)	(74,170)	(325,883)
Foreign currency forward contracts	(14,324)	17,837	(7,076)	5,784
Forward freight agreements and bunker fuel swap contracts	—	2,848	—	1,875
Foinaven embedded derivative	118	(2,866)	(104)	(2,153)

	(156,903)	(98,226)	(81,350)	(320,377)

Total realized and unrealized losses on non-designated derivative instruments	(219,570)	(133,241)	(298,453)	(440,313)

Realized and unrealized gains of the cross currency swap are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of loss. For the three and nine months ended September 30, 2011, unrealized losses of ($9.8) million and ($0.4) million, respectively, (2010—$nil for both periods), and realized gains of $0.8 million and $2.2 million, respectively, (2010—$nil for both periods) were recognized in earnings in relation to the cross currency swap.

In January and February 2011, the Company paid $92.7 million to the counterparties of five interest rate swap agreements, with notional amounts totaling $665.1 million, in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid was reflected in the Company’s 2011 consolidated financial statements as at March 31, 2011 as a realized loss on non-designated derivative instruments and a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value.

As at September 30, 2011, the Company’s accumulated other comprehensive loss included $0.8 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2011, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $5.0 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction.

17.	Income Tax Recovery (Expense)

The components of the provision for income tax (expense) recovery are as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Current	(1,020)	(2,586)	(1,143)	(12,035)
Deferred	(467)	(5,985)	(3,178)	15,917

Income tax recovery (expense)	(1,487)	(8,571)	(4,321)	3,882

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2011 to September 30, 2011:

September 30,
Balance of unrecognized tax benefits as at January 1, 2011	$45,302
Increase for positions taken in prior years	252
Increase for positions related to the current period	2,214
Decrease related to statute of limitations	(6,182)

Balance of unrecognized tax benefits as at September 30, 2011	$41,586

The majority of the net increase for positions for the nine months ended September 30, 2011 relates to potential tax on freight income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

18.	Loss Per Share

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	$	$	$	$

Net loss attributable to stockholders’ of Teekay Corporation	(291,162)	(186,043)	(417,268)	(353,193)

Weighted average number of common stock and common stock equivalents	69,375,036	72,982,870	70,743,085	72,911,689

Loss per common share:
— Basic	(4.20)	(2.55)	(5.90)	(4.84)
— Diluted	(4.20)	(2.55)	(5.90)	(4.84)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted (loss) per common share. For the three and nine months ended September 30, 2011, the anti-dilutive effect attributable to outstanding stock-based awards was 5.8 million shares. For the three and nine months ended September 30, 2010, the anti-dilutive effect attributable to outstanding stock-based awards was 6.4 million shares.

19.	Supplemental Cash Flow Information

In February 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 11(d) to these unaudited consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows for the nine months ended September 30, 2010.

20.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including; that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

21.	Subsequent Events

In October 2011, Teekay LNG entered into an agreement with Marubeni Corporation to acquire, through a joint venture, ownership interests in up to eight LNG carriers from A.P. Moller-Maersk A/S for an aggregate purchase price of approximately $1.4 billion. Teekay LNG will own 52% of the joint venture which would have 100% ownership interests in six LNG carriers and, subject to pre-emption rights of majority owners of the vessels, 26% ownership interests in two LNG carriers. The transaction is expected to close in early 2012, subject to customary closing conditions including consent from charterers and approval from relevant regulatory authorities. In December 2011, the majority owners of the 26% ownership interests in the two LNG carriers exercised their pre-emption rights in full on these vessels. As a result, the joint venture now will acquire 100% ownership interests in six LNG carriers for an aggregate purchase price of approximately $1.3 billion.

In October 2011, Teekay entered into an agreement with Sevan Marine ASA (or Sevan) and holders of more than two-thirds of each of Sevan’s bond loans for Teekay to acquire three FPSO units from Sevan and make an equity investment in a recapitalized Sevan. Under the terms of the agreement, Teekay agreed to: (a) acquire from Sevan three FPSO units, the Sevan Piranema (or Piranema), the Sevan Hummingbird (or Hummingbird) and the Sevan Voyageur (or Voyageur), along with their existing charter contracts, for an aggregate purchase price of $668 million plus the remaining cost required to complete the upgrade of the Voyageur, which is estimated to be $110 to $130 million; (b) invest $25 million in a new issuance of Sevan equity, which is expected to provide Teekay with a 40% ownership interest in a recapitalized Sevan; and (c) enter into a cooperation agreement whereby, among other things, Teekay will have the right to acquire future FPSO projects developed by Sevan. Subsequently, in November 2011, Teekay acquired the Hummingbird for approximately $179 million and made an investment of $25 million to obtain a 40% ownership interest in a recapitalized Sevan. Teekay Offshore acquired the Piranema directly from Sevan in November 2011 for approximately $165 million. Teekay’s purchase of the Voyageur is expected to be completed in the third quarter of 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In October 2011, the third of four LNG carriers servicing the Angola LNG Project was delivered and commenced its 20-year fixed-rate charter. Concurrently, Teekay LNG acquired Teekay’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of approximately $19 million (net of assumed debt of $65 million).

In November 2011, Teekay LNG completed a public offering of 5.5 million common units at a price of $33.40 per unit, for net proceeds (including the general partner’s proportionate capital contribution) of approximately $179.5 million. Teekay LNG intends to use the proceeds from the common units to partially finance the acquisition, through its joint venture with Marubeni Corporation, of the six LNG carriers from A.P. Moller-Maersk A/S discussed above. As a result of the public offering, Teekay’s ownership of Teekay LNG was reduced to 40.1% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate the subsidiary.

In November 2011, Teekay Offshore sold approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding its general partner’s proportionate capital contribution). Teekay Offshore used the proceeds from the sale of the common units to partially finance its acquisition in November 2011 of the Piranema FPSO unit from Sevan and to partially fund a previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013. As a result of this private placement, our ownership of Teekay Offshore was reduced to 33.0% (including our 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2011

PART I —FINANCIAL INFORMATION

ITEM 2—	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1—Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 —Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5—Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2011

Public Offering by Teekay Tankers

During February 2011, our publicly traded subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility. As a result of the transaction, our ownership of Teekay Tankers was reduced to 26.0%. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary.

First Priority Ship Mortgage Loan

In February 2011, we made a $70 million loan to a third party ship-owner. The loan bears interest at an interest rate of 9% per annum and has a fixed term of three years, which is repayable in full on maturity and is collateralized by a first-priority mortgage on one 2011-built Very Large Crude Carrier (or VLCC).

Sale of Remaining Interest in OPCO to Teekay Offshore

In March 2011, we sold our remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO), a subsidiary of our publicly traded subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million newly issued Teekay Offshore common units issued to us in a private placement. In addition, Teekay Offshore issued to its general partner for cash a sufficient general partner interest in order for it to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. As a result of the transaction, our ownership of Teekay Offshore was increased to 36.9% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary.

Public Offerings by Teekay LNG

In April 2011, our publicly traded subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Teekay LNG has been using the net offering proceeds to fund the equity purchase price of its acquisition from Teekay of a 33% interest in four newbuilding liquefied natural gas (or LNG) carriers. In August and September 2011, two of the Angola LNG carriers delivered and commenced their charter contracts. The third Angola LNG carrier delivered in October 2011 and the final Angola LNG carrier is scheduled to deliver in January 2012. Pending deliveries, the interim net proceeds from the offering have been used to repay amounts outstanding on one of Teekay LNG’s revolving credit facilities. As a result of the public offering, our ownership of Teekay LNG was reduced to 43.6% (including our 2% general partner interest).

In November 2011, Teekay LNG completed a public offering of 5.5 million common units at a price of $33.40 per unit, for net proceeds (including the general partner’s proportionate capital contribution) of approximately $179.5 million. Teekay LNG intends to use the proceeds from the common units to partially finance the acquisition, through its joint venture with Marubeni Corporation, of the six LNG carriers from A.P. Moller-Maersk A/S discussed below. As a result of the public offering, our ownership of Teekay LNG was reduced to 40.1% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Private Placements by Teekay Offshore

In July 2011, Teekay Offshore completed a private placement of 0.7 million common units at a price of $28.04 per unit to an institutional investor for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $20.4 million. Teekay Offshore used the proceeds from the issuance of common units to partially fund the acquisition of the four newbuilding shuttle tankers to be chartered under long-term fixed-rate charters with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. As a result of the private placement, our ownership of Teekay Offshore was reduced to 36.5% (including our 2% general partner interest).

In November 2011, Teekay Offshore sold approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding the general partner’s proportionate capital contribution). Teekay Offshore used the proceeds from the sale of common units to partially finance its acquisition from Sevan Marine ASA (or Sevan) in November 2011 of the Sevan Piranema (or Piranema) FPSO unit and of four BG newbuilding shuttle tankers that are scheduled to deliver in mid-2013, as described below. As a result of this private placement, our ownership of Teekay Offshore was reduced to 33.0% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Recent Offshore Business Developments

In October 2011, we entered into an agreement with Sevan and holders of more than two-thirds of each of Sevan’s bond loans for Teekay to acquire three FPSO units from Sevan and make an equity investment in a recapitalized Sevan. Under the terms of the agreement, we agreed to: (a) acquire from Sevan three FPSO units, the Sevan Piranema, the Sevan Hummingbird (or Hummingbird) and the Sevan Voyageur (or Voyageur), along with their existing charter contracts, for an aggregate purchase price of $668 million plus the remaining cost required to complete the upgrade of the Voyageur, which is estimated to be $110 to $130 million; (b) invest $25 million in a new issuance of Sevan equity, which is expected to provide us with a 40% ownership interest in a recapitalized Sevan; and (c) enter into a cooperation agreement whereby, among other things, we will have the right to acquire future FPSO projects developed by Sevan. Subsequently, in November 2011, we acquired the Hummingbird for approximately $179 million and made an investment of $25 million to obtain a 40% ownership interest in a recapitalized Sevan. Teekay Offshore acquired the Piranema directly from Sevan in November 2011 for approximately $165 million. Our purchase of the Voyageur is expected to be completed in the third quarter of 2012.

We recently entered into an agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue FPSO projects in Brazil. We are currently working with Odebrecht on potential project opportunities and have signed an agreement with Odebrecht to be a 50% partner in the Tiro Sidon FPSO project. Odebrecht is a well-established Brazil-based company that operates globally in the engineering and construction, petrochemical, bio-energy, energy, oil and gas, real estate and environmental engineering sectors.

In June 2011, we entered into long-term, fixed-rate charters with BG to provide shuttle tanker services in Brazil. Under the terms of the contract, we will provide four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries (or Samsung) in South Korea. As at September 30, 2011, payments made towards these commitments totaled $44.6 million and the remaining payments required to be made under these newbuilding contracts were $78.1 million (2012) and $323.3 million (2013). Upon delivery, which is scheduled for mid- to late-2013, the vessels will commence operations under 10-year time-charters. The contract with BG also includes certain extension options and vessel purchase options.

In addition, in June 2011, we entered into an agreement with BG Norge Limited (or BG Norge) to provide an FPSO unit for the Knarr oil and gas field located in the North Sea. Under the terms of the contract, we will provide a newly-built FPSO unit to be constructed by Samsung in South Korea for an estimated fully built-up project cost of approximately $1 billion. The FPSO unit, which will have a maximum design production capacity of 63,000 barrels per day, and is scheduled to deliver during the first quarter of 2014, at which time it will commence operations under its charter contract with BG Norge for a firm period of either six or ten years plus extension options for a total period of up to 20 years. Under the terms of the agreement, BG Norge has until the end of 2012 to decide on the firm period of the charter contract.

Acquisition of LNG carriers by Teekay LNG

In October 2011, Teekay LNG announced that its joint venture with Marubeni Corporation (or Marubeni) agreed to acquire ownership interests in up to eight LNG carriers from Denmark-based global conglomerate, A.P. Moller-Maersk A/S, for an aggregate purchase price of approximately $1.4 billion. Teekay LNG will own 52% of the joint venture, which would have 100% ownership interests in six LNG carriers and, subject to pre-emption rights of the majority owners of the vessels, 26% ownership interests in two LNG carriers. The transaction is expected to close in early 2012, subject to customary closing conditions, including consent from charterers and approval from relevant regulatory authorities. In December 2011, the majority owners of the 26% ownership interests in the two LNG carriers exercised their pre-emption rights in full on these vessels. As a result, the joint venture, in which Teekay LNG and Marubeni have 52% and 48% economic interests, respectively, but share control, will acquire 100% ownership interests in six LNG carriers for an aggregate purchase price of approximately $1.3 billion.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Angola LNG Project

We have a 33% interest in a joint venture to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charters was made in December 2007. The charters are at fixed rates, with inflation adjustments, commencing upon the vessel deliveries. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the our 33% portion is $299.0 million). From August to October 2011, three of the Angola LNG carriers delivered and commenced their 20 year fixed-rate charter contracts. Delivery of the remaining vessel is scheduled in January 2012. In February 2011, we offered to sell to Teekay LNG our 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. In March 2011, the transaction was approved by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. Please read Item 1—Financial Statements: Note 11(b)—Commitments and Contingencies—Joint Ventures.

Storm Damage to Banff FPSO Unit

On December 8, 2011, the FPSO unit Petrojarl Banff lost some of its position-keeping ability during exceptionally severe weather conditions at the Banff field in the North Sea. As a result, the unit’s subsea system suffered damage. Production has been shut down and we are assessing the extent of the damage. We expect that our insurance will cover the cost of repairing the subsea system; however, we do not carry loss of hire insurance on the unit and we are not yet able to determine the impact on the unit’s operating income resulting from this incident.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5—“Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read Item 1— Financial Statements: Note 3—Segment Reporting.

Shuttle Tanker and FSO Segment

Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

Revenues	156,058	146,745	6.3	455,917	470,196	(3.0)
Voyage expenses	26,771	23,525	13.8	72,451	88,589	(18.2)

Net revenues	129,287	123,220	4.9	383,466	381,607	0.5
Vessel operating expenses	49,540	43,588	13.7	150,932	128,403	17.5
Time-charter hire expense	18,694	20,314	(8.0)	57,072	68,785	(17.0)
Depreciation and amortization	33,147	31,228	6.1	95,891	95,242	0.7
General and administrative (1)	13,657	12,322	10.8	44,945	38,612	16.4

Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	8,319	10,775	(22.8)	8,490	10,039	(15.4)
Restructuring charges	—	(46)	(100.0)	5,351	628	752.1

Income from vessel operations	5,930	5,039	17.7	20,785	39,898	(47.9)

Calendar-Ship-Days
Owned Vessels	3,247	2,671	21.6	9,361	8,403	11.4
Chartered-in Vessels	505	577	(12.5)	1,539	1,877	(18.0)

Total	3,752	3,248	15.5	10,900	10,280	6.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, increased for the three months and nine months ended September 30, 2011, compared to the same periods last year, primarily due to an increase in owned shuttle tankers with the delivery of three newbuilding shuttle tankers, the Amundsen Spirit, the Nansen Spirit (or the 2010 Newbuilding Shuttle Tanker Acquisitions) and the Peary Spirit (or the 2011 Newbuilding Shuttle Tanker Acquisition) in July 2010, October 2010 and June 2011, respectively. This increase in shuttle tankers was partially offset by the sale of the FSO unit Karratha Spirit in March 2011. As at September 30, 2011, the shuttle tanker and FSO segment had four shuttle tankers under construction, which are scheduled for delivery in 2013. Please read Item 1—Financial Statements: Note 11(a)—Commitments and Contingencies—Vessels Under Construction.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2011, compared to the same period last year, primarily due to:

•	increases of $14.5 million and $33.7 million, respectively, for the three and nine months ended September 30, 2011 due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•

increases of $5.2 million and $10.6 million, respectively, for the three and nine months ended September 30, 2011 due to an increase in revenues in our time-chartered-out fleet from entering into a new contract and increases in rates as provided in certain bareboat and time-charter-out contracts,

•

increases of $3.2 million and $1.1 million, respectively, for the three and nine months ended September 30, 2011 from short-term offshore projects in the North Sea, which require the use of shuttle tankers; and

•

an increase of $1.1 million for the three months ended September 30, 2011 related to an increase in reimbursable bunker costs as provided for in new contracts during 2010, partially offset by higher bunkers costs during the three months ended September 30, 2011 as compared to the same period last year;

partially offset by

•

decreases of $9.3 million and $24.1 million, respectively, for the three and nine months ended September 30, 2011 due to lower revenues from our contract of affreightment shuttle tanker fleet from the declining oil production at mature oil fields in the North Sea compounded by fewer opportunities compared to the prior period to trade this excess capacity in the fleet in the conventional spot tanker market as a result of decreased demand for conventional crude transportation;

•	decreases of $3.6 million and $7.7 million, respectively, for the three and nine months ended September 30, 2011, due to lower revenues related to the sale of the Karratha Spirit in March 2011;

•

decreases of $3.4 million and $7.2 million, respectively, for the three and nine months ended September 30, 2011 due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract; and

•

a decrease of $5.0 million for the nine months ended September 30, 2011 due to a lower charter rate on the Navion Saga in accordance with the charter contract which took effect during the second quarter of 2010 and a one-time reimbursement from customers for certain crewing costs in the three months ended March 31, 2010.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily due to:

•	increases of $3.9 million and $11.6 million, respectively, for the three and nine months ended September 30, 2011, due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions; and

•

increases of $2.9 million and $8.9 million, respectively, for the three and nine months ended September 30, 2011, due to an increase in the number of vessels drydocked, and costs related to services and spares (certain repair and maintenance items are more efficient to complete while a vessel is in drydock; consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked); and

•

increases of $1.2 million and $6.7 million, respectively, for the three and nine months ended September 30, 2011 in crew and manning costs as compared to the same period last year resulting primarily from planned increases in wages;

partially offset by

•	decreases of $3.0 million and $5.9 million, respectively, for the three and nine months ended September 30, 2011 related to the sale of the Karratha Spirit in March 2011;

•	decreases of $0.3 million and $1.1 million, respectively, for the nine months ended September 30, 2011 relating to the settlement of a claim by a customer in 2010; and

•

decreases of $0.1 million and $1.5 million, respectively, for the three and nine months ended September 30, 2011, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•

decreases of $3.7 million and $12.7 million, respectively, for the three and nine months ended September 30, 2011, due to the redelivery of two time-chartered-in vessels to their owners in February 2010 and November 2010; and

•	a decrease of $2.3 million for the nine months ended September 30, 2011 due to the acquisition of one previously in-chartered vessel in February 2010;

partially offset by

•	increases of $1.1 million and $1.6 million, respectively, for the three and nine months ended September 30, 2011, due to increases in rates on certain contracts in the time-chartered-in fleet;

•	increases of $0.9 million and $1.0 million, respectively, for the three and nine months ended September 30, 2011 due to increased spot in-chartering of vessels; and

•	an increase of $0.6 million for the nine months ended September 30, 2011 due to less off-hire in the time-chartered-in fleet.

Restructuring charges. Restructuring charges for the nine months ended September 30, 2011 primarily relate to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter-out contract relating to one of our shuttle tankers, the Basker Spirit.

Write-down of vessels and equipment. Write-down of vessels and equipment for the three and nine months ended September 30, 2011, primarily relates to the impairment of an older shuttle tanker. We determined it was appropriate to write-down the shuttle tanker as a result of the age of the vessel, the requirements for shuttle tankers operating in the North Sea, and recent economic developments. The vessel was written down to its estimated fair which was calculated based on the estimated scrap value of the tanker.

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

Revenues	104,893	86,966	20.6	312,167	343,187	(9.0)
Vessel operating expenses	61,479	54,176	13.5	178,490	152,574	17.0
Depreciation and amortization	23,845	23,751	0.4	70,791	71,253	(0.6)
General and administrative (1)	10,320	7,071	45.9	38,537	20,418	88.7
Gain on sale of vessels and equipment, net of write-downs of vessels and equipment	(5,600)	—	(100.0)	(5,600)	—	(100.0)

Income from vessel operations	14,849	1,968	654.5	29,949	98,942	(69.7)

Calendar-Ship-Days
Owned Vessels	736	736	—	2,184	2,184	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

Revenues. Revenues increased for the three months ended September 30, 2011 compared to the same period last year, primarily due to:

•	an increase of $4.4 million due to a planned maintenance shutdown of the Petrojarl Foinaven FPSO unit (the Petrojarl Foinaven) in the third quarter last year;

•	an increase of $4.1 million due to supplemental tariff revenues earned for the Petrojarl Foinaven due primarily to the higher average oil prices during 2011 compared to 2010;

•	an increase of $3.2 million due to increased daily rates on the Cidade de Rio das Ostras FPSO unit (the Rio das Ostras);

•	an increase of $3.0 million due to a planned maintenance shutdown for 13 days on the Petrojarl Varg FPSO unit (the Petrojarl Varg) in the third quarter last year; and

•	an increase of $1.7 million due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Revenues. Revenues decreased for the nine months ended September 30, 2011 compared to the same period last year, primarily due to:

•	a decrease of $59.2 million for one-time payments received in 2010 under the amended operating contract for the Petrojarl Foinaven related to operations in previous years and recognized in 2010;

partially offset by

•	an increase of $5.9 million due to increased daily rates on the Rio das Ostras;

•	an increase of $4.4 million due to a planned maintenance shutdown of the Petrojarl Foinaven in the third quarter of last year;

•	an increase of $4.1 million due to supplemental tariff revenues earned for the Petrojarl Foinaven due primarily to the higher average oil prices during 2011 compared to 2010;

•

an increase of $3.9 million primarily due to a one-time accrual in the three months ended March 31, 2011 relating to an agreed adjustment to increase revenue for services previously rendered to the charterer of the Rio das Ostras;

•	an increase of $3.5 million relating to back-pay received for services previously rendered to the charterer of the Rio das Ostras;

•	an increase of $3.1 million due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of 2010; and

•	an increase of $3.1 million due to the weakening of the U.S. Dollar against the Norwegian Kroner during 2011 compared to the same period last year.

As part of our acquisition of Teekay Petrojarl ASA (or Teekay Petrojarl), we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. The related contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and nine months ended September 30, 2011 was $10.8 million (2010—$11.5 million) and $32.4 million (2010—$35.8 million), respectively. The decreases for the three and nine months ended September 30, 2011, compared to the same periods in 2010, were due to increases in the amortization periods resulting from operating contract amendments and changes to expected contract durations for two of our FPSO units.

Vessel Operating Expenses. Vessel operating expenses increased during the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•	an increase of $4.6 million for the nine months ended September 30, 2011 due to increased repairs and maintenance on the Rio das Ostras while on a yard stay during 2010;

•	increases of $3.0 million and $8.5 million for the three and nine months ended September 30, 2011, respectively, due to inspections, repairs, crew and travel costs on the Petrojarl I FPSO unit;

•

an increase of $3.0 million and $4.8 million for the three and nine months ended September 30, 2011, respectively, due to higher repairs and maintenance costs associated with the Apollo Spirit, an FSO unit used to service the Petrojarl Banff FPSO unit;

•	an increase of $2.7 million for the nine months ended September 30, 2011 due to planned crewing and manning wage increases;

•	an increase of $2.2 million for the three and nine months ended September 30, 2011, relating to higher repairs and maintenance costs on the Petrojarl Foinaven; and

•	an increase of $6.1 million for the nine months ended September 30, 2011 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

partially offset by

•	a decrease of $4.0 million for the nine months ended September 30, 2011 due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of last year; and

•	a decrease of $0.1 million for the nine months ended September 30, 2011 due to a decrease in contract expenditure on the Rio das Ostras.

Gain on Sale of Vessels and Equipment. Gain on sale of vessels and equipment, net of write-downs of vessels and equipment for the three and nine months ended September 30, 2011 relates to a gain on sale of equipment related to the Tiro and Sidon project.

Liquefied Gas Segment

Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

Revenues	69,642	62,131	12.1	202,277	185,462	9.1
Voyage expenses	36	(50)	(171.4)	3,863	45	8,483.8

Net revenues	69,606	62,181	11.9	198,414	185,417	7.0
Vessel operating expenses	11,803	10,982	7.5	36,025	35,582	1.2
Depreciation and amortization	15,594	15,702	(0.7)	46,646	47,114	(1.0)
General and administrative (1)	4,688	4,841	(3.2)	15,426	15,170	1.7
Restructuring charges	—	48	(100.0)	—	362	(100.0)

Income from vessel operations	37,521	30,608	22.6	100,317	87,189	15.1

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,303	1,288	1.2	3,671	3,822	(4.0)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

For the nine months ended September 30, 2011, the decrease in the average fleet size of our liquefied gas segment, as measured by calendar-ship-days, was primarily due to the sale of the Dania Spirit LPG carrier in November 2010, partially offset by the delivery of one multi-gas carrier, the Norgas Unikum, in June 2011 and one LPG carrier, the Norgas Camilla, in September 2011. At September 30, 2011, we had one multi-gas carrier under construction which was delivered in October 2011. In addition, we had a 33% interest in two LNG carriers under construction, of which one carrier was delivered in October 2011 and the remaining carrier is scheduled for delivery in January 2012, and will be accounted for under the equity basis. Upon delivery, all of these vessels commence operation under long-term, fixed-rate time-charters. Please read Item 1—Financial Statements: Note 11(a)—Commitments and Contingencies—Vessels Under Construction and Note 11(b)—Commitments and Contingencies—Joint Ventures.

During the nine months ended September 30, 2010, the LNG carrier Arctic Spirit was off-hire for a total of 181 days, of which approximately 22 days related to scheduled drydockings, with the remainder being due to the lack of a charter contract. The Arctic Spirit commenced a short-term fixed-rate contract during the second quarter of 2011, including two one-year options to extend at the charterer’s option.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•

increases of $5.1 million and $12.5 million for the three and nine months ended September 30, 2011, respectively, due to the increased time-charter rates earned by the Polar Spirit and Arctic Spirit being offhire during the nine months ended September 30, 2010;

•

increases of $1.6 million and $4.1 million for the three and nine months ended September 30, 2011, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year;

•	increases of $1.4 million and $1.6 million for the three and nine months ended September 30, 2011, respectively, due to the delivery of the Norgas Unikum on June 15, 2011; and

•

increases of $0.2 million and $0.6 million for the three and nine months ended September 30, 2011, respectively, due to operating expense recovery adjustments in the charter-hire rates for the two LNG carriers that service the Tangguh LNG project;

partially offset by

•	decreases of $1.2 million and $3.5 million for the three and nine months ended September 30, 2011, respectively, due to the sale of the Dania Spirit in November 2010; and

•

a decrease of $1.2 million for the nine months ended September 30, 2011 due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 13 days, respectively, in the second quarter of 2011 for scheduled dry-dockings.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•

increases of $1.2 million and $3.1 million for the three and nine months ended September 30, 2011, respectively, due to the timing of services and maintenance and an increase in manning costs for certain of our LNG carriers; and

•

increases of $0.6 million for the three and nine months ended September 30, 2011 due to the Arctic Spirit being laid up in the third quarter of 2010, and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities;

partially offset by

•	decreases of $0.9 million and $2.4 million for the three and nine months ended September 30, 2011, respectively, due to the sale of the Dania Spirit in November 2010.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a)	Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, we have a 50% interest in a VLCC under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read Item 1—Financial Statements: Note 11(b)—Commitments and Contingencies—Joint Ventures.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

Revenues	99,664	99,009	0.7	278,174	288,181	(3.5)
Voyage expenses	1,254	2,054	(38.9)	3,251	4,131	(21.3)

Net revenues	98,410	96,955	1.5	274,923	284,050	(3.2)
Vessel operating expenses	34,007	31,075	9.4	89,194	86,198	3.5
Time-charter hire expense	10,482	14,212	(26.2)	27,091	43,415	(37.6)
Depreciation and amortization	22,060	21,575	2.2	63,397	61,862	2.5
General and administrative (1)	10,022	14,316	(30.0)	36,031	32,167	12.0

Loss (gain) on sale of vessels and equipment, net of write-downs of vessels and equipment	58,131	(676)	(8,699.3)	58,252	490	11,788.2
Goodwill impairment	10,809	—	—	10,809	—	—
Restructuring charges	—	154	(100.0)	16	265	(94.0)

(Loss) income from vessel operations	(47,101)	16,299	(389.0)	(9,867)	59,653	(116.5)

Calendar-Ship-Days
Owned Vessels	3,272	3,113	5.1	9,123	8,969	1.7
Chartered-in Vessels	552	653	(15.5)	1,454	2,052	(29.2)

Total	3,824	3,766	1.5	10,577	11,021	(4.0)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, increased for the three months ended September 30, 2011 and decreased for the nine months ended September 30, 2011, respectively, compared to the same periods last year, primarily due to:

•

the transfer by us to the fixed-rate tanker sub-segment of three Aframax tankers, on a net basis, consists of the transfer of three owned vessels and one in-chartered from the spot tanker sub-segment, and the transfer of one in-chartered vessels to the spot tanker sub-segment;

•	the transfer of one Suezmax tanker from the spot tanker sub-segment in April 2010; and

•	the deliveries of two product tankers in April 2011.

partially offset by

•	an overall decrease in the number of in-chartered vessel days;

•	the sale of one product tanker in August 2010; and

•	the redelivery by us of one VLCC and one Aframax tanker to their owners upon expiration of in-charters.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Increase.

Net Revenues. Net revenues increased for the three months ended September 30, 2011 compared to the same period last year, primarily due to an increase of $4.4 million resulting from interest income from our investment in term loans, as discussed below.

Net Revenues. Net revenues decreased for the nine months ended September 30, 2011 compared to the same period last year, primarily due to:

•	a decrease of $13.9 million from the redeliveries of in-chartered vessels;

•	a decrease of $6.5 million from the sale of a product tanker in August 2010;

partially offset by

•	an increase of $12.3 million resulting from interest income from our investment in term loans, as discussed below.

We earned interest income of $4.4 million and $12.3 million, respectively, for the three and nine months ended September 30, 2011 from our investment in three term loans which totaled $187 million as at September 30, 2011 and which are collateralized by first-priority mortgages on three modern VLCCs.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to increases of $2.9 million and $3.0 million for the three and nine months ended September 30, 2011, respectively, due to a Net Fleet Increase, higher crewing costs and timing of repairs and maintenance costs.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to a net decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts, and vessels transferring to the spot tanker sub-segment.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•	increases of $0.4 million and $0.9 million for the three and nine months ended September 30, 2011, respectively, due to the Net Fleet Increase; and

•

increases of $0.1 million and $0.8 million for the three and nine months ended September 30, 2011, respectively, due to an increase in capitalized drydocking expenditures incurred during the second half of 2011.

Loss on Sale of Vessels and Equipment, Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2011, relates primarily to a write-down of certain vessels to their estimated fair values. Please read Item 1—Financial Statements: Note 8(b) Write-downs and Note 12(a) Fair Value Measurements.

Goodwill Impairment. Goodwill impairment for the three and nine months ended September 30, 2011, relates to the write-down of goodwill from a previous acquisition. Please read Item 1—Financial Statements: Note 7—Goodwill Impairment Charge and “Critical Accounting Estimates”.

b)	Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product tankers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

Revenues	37,850	73,101	(48.2)	192,516	306,018	(37.1)
Voyage expenses	11,534	28,190	(59.1)	57,045	99,871	(42.9)

Net revenues	26,316	44,911	(41.4)	135,471	206,147	(34.3)
Vessel operating expenses	15,543	19,749	(21.3)	54,026	62,140	(13.1)
Time-charter hire expense	18,258	33,497	(45.5)	79,715	110,450	(27.8)
Depreciation and amortization	13,099	16,938	(22.7)	41,292	53,187	(22.4)
General and administrative (1)	10,114	8,360	21.0	35,353	38,890	(9.1)
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	30,959	14,074	120.0	40,072	14,426	177.8
Goodwill impairment	25,843	—	—	25,843	—	—
Restructuring charges	69	3,084	(97.8)	123	9,963	(98.8)

Loss from vessel operations	(87,569)	(50,791)	72.4	(140,953)	(82,909)	70.0

Calendar-Ship-Days
Owned Vessels	1,645	1,859	(11.5)	5,567	6,259	(11.1)
Chartered-in Vessels	1,193	1,135	5.1	4,274	3,993	7.0

Total	2,838	2,994	(5.2)	9,841	10,252	(4.0)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•	the sale of two Aframax tankers in April 2010 and August 2010;

•	the redeliveries by us of three Aframax tankers and four Suezmax tankers to their owners upon expiration of in-charters; and

•	the transfer of one Suezmax tanker to the fixed-rate tanker sub-segment in April 2010;

partially offset by

•	the transfer by us of one in-chartered VLCC from the fixed-rate tanker sub-segment in February 2011 before redelivery to its owner in May 2011;

•	the deliveries of two Aframax tankers and two Suezmax tankers; and

•

the transfer by us to the fixed-rate tanker sub-segment of three Aframax tankers, on a net basis, consists of the transfer of three owned vessels and one in-chartered from the spot tanker sub-segment, and the transfer of one in-chartered vessels to the spot tanker sub-segment;

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker rates weakened significantly during the third quarter of 2011, primarily due to an oversupply of vessels relative to demand. In addition, a number of one-off and seasonal factors exerted downward pressure on rates during the quarter. The decision by International Energy Agency (IEA) member countries to release 60 million barrels (mb) of oil from government stockpiles impeded tanker demand during the quarter, particularly in the United States where 30 mb of crude oil was released. In Europe, the ongoing absence of Libyan oil exports and oilfield maintenance and unplanned outages in the North Sea further weighed down on crude tanker demand. Tanker rates have remained generally weak in the early part of the fourth quarter to date, though rates in the Mediterranean and Black Sea spiked significantly in October as a result of an increase in transit delays through the Turkish Straits due to stricter regulations on the passage of vessels outside daylight hours.

The tanker fleet grew by 20.0 million deadweight tonnes (mdwt), or 4.4 percent, in the first three quarters of 2011 compared to a net increase of 14.5 mdwt, or 3.4 percent, in the same period last year. The level of new tanker ordering remains very low with just 6.4 mdwt of tanker orders placed in 2011 to date, of which 2.0 mdwt was attributed to shuttle tankers. As a result, the global tanker order book has fallen to 96 mdwt, the lowest level since March 2006. Expressed as a percentage of the active tanker fleet, the order book is at its lowest level since February 2003, at just 20 percent of the total fleet.

The International Monetary Fund (IMF) has lowered its projections for global GDP growth in 2011 and 2012 by 0.3 percent and 0.5 percent, respectively, to 4.0 percent in both years. The lower estimates reflect mounting concerns over the pace of economic growth in the developed economies, particularly due to sovereign debt and financial issues in the Euro area. Nevertheless, the IEA expects global oil demand growth of 1.0 million barrels per day (mb/d), or 1.1 percent, in 2011 and a further 1.3 mb/d, or 1.4 percent, in 2012 driven primarily by Asia, the Middle East and Latin America.

The following table outlines the TCE rates earned by the vessels in our spot tanker sub-segment for the three and nine months ended September 30, 2011 and 2010, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as economic hedges against a portion of our exposure to spot tanker market rates.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended
	September 30, 2011			September 30, 2010
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	8,873	983	9,023	22,710	1,249	18,189
Aframax Tankers	11,986	1,310	9,153	17,220	1,437	11,986
Large/Medium Product Tankers/VLCC	5,200	433	12,002	5,997	368	16,297
Other (2)	257	—	—	(1,016)	—	—

Totals	26,316	2,726	9,653	44,911	3,054	14,710

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Nine Months Ended
	September 30, 2011			September 30, 2010
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	51,957	3,381	15,368	97,591	3,703	26,351
Aframax Tankers	63,058	4,847	13,011	91,712	5,417	16,929
Large/Medium Product Tankers/VLCC	20,040	1,426	14,055	20,352	1,375	14,807
Other (2)	415	—	—	(3,508)	—	—

Totals	135,470	9,654	14,034	206,147	10,495	19,642

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and the cost of fuel while offhire.

Average spot tanker TCE rates decreased for the three and nine months ended September 30, 2011, compared to the same periods last year. The TCE rates generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability in a volatile spot tanker market.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to decreases of $18.6 million and $49.2 million, respectively, from decreases in our average spot tanker TCE rates due to the relative weakening of the spot tanker market and the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months and nine months ended September 30, 2011, compared to the same periods last year, primarily due to decreases of $4.2 million and $8.1 million for the three and nine months ended September 30, 2011, respectively, from the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to a decrease in in-charter contract hire rates and redeliveries of previously chartered-in vessels upon expiration of their in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2011, compared to the same periods last year, primarily due to:

•

decreases of $1.8 million $5.7 million for the three and nine months ended September 30, 2011, respectively, from a decrease of amortization of certain intangible contracts which were fully amortized in 2010;

•	decreases of $1.2 million and $3.4 million for the three and nine months ended September 30, 2011, respectively, resulting from the Net Spot Fleet Reductions; and

•

net decreases of $0.6 million and $1.7 million for the three and nine months ended September 30, 2011, respectively, resulting from a decrease in amortization of capitalized vessels and equipment costs, partially offset by an increase in amortization of capitalized drydocking expenditures.

Loss on Sale of Vessels and Equipment, Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2011, relates primarily to a write-down of certain older vessels to their estimated fair values. Please read Item 1—Financial Statements: Note 8(b) Write-downs and Note 12(a) Fair Value Measurements.

Goodwill Impairment. Goodwill impairment for the three and nine months ended September 30, 2011, relates to the write-off of goodwill relating from a previous acquisition. Please read Item 1—Financial Statements: Note 7—Goodwill Impairment Charge and “Critical Accounting Estimates”.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2011 primarily relate to costs incurred for certain vessel crew changes.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2011 and 2010:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands of U.S. dollars, except percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2010	% Change	2011	2010	% Change

General and administrative	(48,801)	(46,910)	4.0	(170,292)	(145,257)	17.2
Interest expense	(33,649)	(34,852)	(3.5)	(99,959)	(100,930)	(1.0)
Interest income	2,394	3,466	(30.9)	7,316	9,949	(26.5)
Realized and unrealized gains (losses) on non-designated derivative instruments	(219,570)	(133,241)	64.8	(298,453)	(440,313)	(32.2)
Equity income (loss) from joint ventures	(40,624)	(16,010)	153.7	(40,282)	(40,503)	(0.5)
Foreign exchange gain (loss)	26,230	(28,717)	(191.3)	(1,267)	27,797	(104.6)
Loss on notes repurchase	—	—	—	—	(12,645)	(100.0)
Other income	766	2,042	(62.5)	1,820	5,742	(68.3)
Income tax (expense) recovery	(1,487)	(8,571)	(82.7)	(4,321)	3,882	(211.3)

General and Administrative. General and administrative expenses increased to $170.3 million for the nine months ended September 30, 2011, from $145.3 million for the same period last year, primarily due to:

•

an increase of $15.1 million in salaries and benefits for the nine months ended September 30, 2011, due primarily to a one-time pension expense related to the retirement of our former President and Chief Executive Officer on March 31, 2011, and an increase in the number of shore-based employees;

•

an increase of $9.6 million in equity-based compensation for management for the nine months ended September 30, 2011, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria; and

•

increases of $1.3 million from higher personnel expenses for the three and nine months ended September 30, 2011 associated with corporate education and training, employee relocation and hiring costs and from timing of other corporate expenses, which included increased business development activity compared to the same periods in 2010.

Interest Income. Interest income decreased by $1.1 million and $2.6 million for the three months and nine months ended September 30, 2011, respectively, compared to the same periods last year, primarily due to lower cash account balances and a scheduled capital lease repayment on one of our LNG carriers which was funded from restricted cash deposits that earn interest.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments. For the three and nine months ended September 30, 2011 and 2010, such realized and unrealized (losses) gains on non-designated derivative instruments were as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine months Ended September 30,
(in thousands of U.S. Dollars)	2011	2010	2011	2010

Realized (losses) gains relating to:
Interest rate swap agreements	(32,447)	(37,197)	(99,136)	(116,417)
Interest rate swap agreement amendments and terminations	(34,426)	—	(127,098)	—
Foreign currency forward contracts	4,212	(818)	9,095	(2,163)
Forward freight agreements and bunker fuel swap contracts	(6)	3,000	36	(1,356)

	(62,667)	(35,015)	(217,103)	(119,936)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(142,697)	(116,045)	(74,170)	(325,883)
Foreign currency forward contracts	(14,324)	17,837	(7,076)	5,784
Forward freight agreements, bunker fuel swap contracts and other	118	(18)	(104)	(278)

	(156,903)	(98,226)	(81,350)	(320,377)

Total realized and unrealized losses on non-designated derivative instruments	(219,570)	(133,241)	(298,453)	(440,313)

The total realized and unrealized losses on non-designated derivative instruments were $219.6 million and $298.5 million for the three and nine months ended September 30, 2011, respectively, compared to a loss of $133.2 million and $440.3 million for the same periods last year. The realized losses relate to amounts we actually realized or paid to settle such derivative instruments, interest rate swap agreement amendments and terminations. The unrealized losses on interest rate swaps for the three and nine months ended September 30, 2011 were primarily due to changes in the forward interest swap rates.

All of our interest rate swap agreements and our swaption agreement were marked to market, with all changes in the fair value of these instruments recorded in “Realized and unrealized (loss) gain on non-designated derivative instruments” in the Consolidated Statement of Loss. Please read—Financial Statements: Note 16—Derivative Instruments and Hedging Activities.

Foreign Exchange Gain (Loss). The changes in foreign exchange for the three and nine months ended September 30, 2011, compared to the same periods last year were primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Equity Loss from Joint Ventures. Our equity losses from joint ventures were $40.6 million and $40.2 million, respectively, for the three and nine months ended September 30, 2011, compared to $16.0 million and $40.5 million, respectively, for the same periods last year. The loss was primarily comprised of our share of the loss from the Angola LNG Project, and from the Exmar and RasGas 3 Joint Ventures. For the three and nine months ended September 30, 2011, $26.6 million and $34.8 million, respectively, of the equity losses relate to our share of unrealized losses on interest rate swaps, compared to unrealized losses on interest rate swaps of $18.2 million and $49.8 million, respectively, included in equity loss for the same periods last year. In addition, equity losses for the three and nine months ended September 30, 2011 includes the impairment of an investment in a joint venture of $19.4 million. Please read Item 1—Financial Statements: Note 8(b) Write-downs and Note 12(a) Fair Value Measurements.

Income Tax (Expense) Recovery. The changes to income tax expense for the three and nine months ended September 30, 2011, compared to the same periods last year were primarily due to deferred income tax expense relating to unrealized foreign exchange translation gains.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2011, our total cash and cash equivalents totaled $775.4 million, compared to $779.7 million as at December 31, 2010. As at September 30, 2011, our total liquidity, including cash and undrawn credit facilities was $1.7 billion, compared to $2.4 billion as at December 31, 2010. The decrease in liquidity is primarily due to capital expenditure commitments pertaining to newbuildings and conversions.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at September 30, 2011, we had $277.5 million of scheduled debt repayments coming due within the next 12 months. In addition, as at September 30, 2011 we had $168.7 million of capital lease obligations coming due within the next 12 months. We may be required to purchase five of our Suezmax tankers, currently on capital lease arrangements, from the lessor sometime during 2011 through 2013. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. Please read Contractual Obligations and Contingencies. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations and such financing may not be available at favorable terms, if at all. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We are currently in the process of obtaining debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at September 30, 2011. In addition, we have received $1.12 billion of financing commitments for the Maersk LNG Carriers. Of the remaining $280 million purchase, we will finance our pro rata share using the net proceeds from the $179.5 million offering of Teekay LNG common units completed in November 2011. Please read Item 1—Financial Statements: Note 21—Subsequent Events. As part of the transaction with Sevan, Teekay Offshore acquired the Piranema FPSO unit for a total purchase price of $165 million. This FPSO unit was financed using the net proceeds from the private placement offering of Teekay Offshore units which was completed in November 2011. The other two Sevan FPSO units, the Hummingbird which was purchased by us with our existing revolving credit facility, and Voyageur which is expected to be purchased by us in the third quarter of 2012, have an aggregate purchase price of approximately $503 million plus the cost to upgrade the Voyageur, which we anticipate will be financed through a combination of the assumption of an existing $230 million debt facility, a new $200 million debt facility and our existing liquidity.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2011, our revolving credit facilities provided for borrowings of up to $3.1 billion, of which $0.9 billion was undrawn. The amount available under these revolving credit facilities reduces by $88.4 million (remainder of 2011), $394.6 million (2012), $749.6 million (2013), $791.8 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 33 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes were repaid on July 15, 2011.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash and as at September 30, 2011, this amount was $100.0 million. Certain of the loan agreements require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt and, as at September 30, 2011, this amount was $284.1 million. We were in compliance with all of our loan covenants at September 30, 2011.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	September 30,	September 30,
	Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2011	2010
Net operating cash flows	48,356	346,903
Net financing cash flows	554,704	148,365
Net investing cash flows	(607,405)	(225,324)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market historically has contributed significantly to fluctuations in operating cash flows as a result of highly cyclical spot tanker rates.

Net cash flow from operating activities decreased to a net cash inflow of $48.4 million for the nine months ended September 30, 2011, from a net cash inflow of $346.9 million for the nine months ended September 30, 2010. The net cash flow from operating activities in the nine months ended September 30, 2011 decreased due to increases in working capital related to our vessel operations, restructuring charges in our shuttle tanker and FSO segment and a decrease from our spot tanker sub-segment due to a reduction in the size of our spot tanker sub-segment fleet and a reduction in the average TCE rate earned by these vessels during the nine months ended September 30, 2011 compared to the same period last year. The restructuring charges were related to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter-out contract for a shuttle tanker, the Basker Spirit. The net cash flow from operating activities in the nine months ended September 30, 2011 also includes payments totaling $127.1 million to the counterparties of five interest rate swap agreements in consideration for amending the terms of such agreements to reduce the weighted-average fixed interest rate from 5.1% to 2.5% and the termination of an interest rate swap agreement. In the nine-month period ended September 30, 2010, our net cash flow from operating activities included $59.2 million in a one-time payment we received related to the Petrojarl Foinaven FPSO contract amendment.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

In October 2010, we announced that management intended to commence repurchasing shares under our $200 million share repurchase program. Under the program, shares are repurchased in the open market at times and prices considered appropriate by us. The timing of purchases and the exact number of shares purchased depend on market conditions. During the nine months ended September 30, 2011, we repurchased 3.7 million shares of our common stock for $118.0 million, at an average cost of $31.64 per share, pursuant to the share repurchase program. The total remaining share repurchase authorization at September 30, 2011, was $41.9 million. Please read Item 1—Financial Statements: Note 10—Capital Stock.

During the nine months ended September 30, 2011, our net proceeds from long-term debt net of debt issuance costs were $1,225.7 million, and our repayments and prepayments of long-term debt were $611.7 million.

In February 2011, Teekay Tankers completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Please read Item 1—Financial Statements: Note 6—Financing Transactions.

In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Please read Item 1—Financial Statements: Note 6—Financing Transactions.

In July 2011, Teekay Offshore issued 0.7 million common units to an institutional investor in a private placement for net proceeds, including its general partner’s 2% proportionate capital contribution, of $20.4 million. The common units were subsequently registered under a registration statement filed and declared effective by the Securities and Exchange Commission. Please read Item 1—Financial Statements: Note 6—Financing Transactions.

Dividends paid during the nine months ended September 30, 2011, were $70.1 million, or $0.9489 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. We have paid a quarterly dividend since 1995.

Distributions from subsidiaries to non-controlling interests during the nine months ended September 30, 2011, were $153.0 million.

Investing Cash Flows

During the nine months ended September 30, 2011, we:

•

incurred capital expenditures for vessels and equipment of $561.4 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion;

•

invested in a term loan for $70.0 million that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC; and

•	received aggregate net proceeds of $33.4 million from the sale of a 1988-built FSO unit, the sale of a 1993-built Aframax tanker and the sale of equipment related to the Tiro and Sidon project.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at September 30, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Total	Remainder of 2011	2012 and 2013	2014 and 2015	Beyond 2015
In millions of U.S. Dollars

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,697.7	56.3	1,136.2	1,243.5	2,261.7
Chartered-in vessels (operating leases)	295.1	60.0	177.6	39.0	18.5
Commitments under capital leases (2)	198.7	42.6	128.0	28.1	—
Commitments under capital leases (3)	1,007.1	6.0	48.0	48.0	905.1
Commitments under operating leases (4)	437.6	6.2	50.0	50.0	331.4
Newbuilding installments (5) (6)	1,570.1	272.6	1,230.7	66.8	—
Asset retirement obligation	24.3	—	—	—	24.3

Total U.S. Dollar-denominated obligations	8,230.6	443.7	2,770.5	1,475.4	3,541.0

Euro-Denominated Obligations: (7)
Long-term debt (8)	363.7	3.3	29.0	33.2	298.2
Commitments under capital leases (2) (9)	86.8	86.8	—	—	—

Total Euro-denominated obligations	450.5	90.1	29.0	33.2	298.2

Total	8,681.1	533.8	2,799.5	1,508.6	3,839.2

(1)

Excludes expected interest payments of $80.6 million (remainder of 2011), $190.7 million (2012 and 2013), $138.7 million (2014 and 2015) and $206.1 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at September 30, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)

Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)

Existing restricted cash deposits of $476.0 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)

We have corresponding leases whereby we are the lessor and expect to receive approximately $397.5 million for these leases from 2011 to 2029. In the nine months ended September 30, 2011, we received $120.1 million of lease receipts.

(5)

Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for two FPSO units, one LPG carrier and four shuttle tankers as of September 30, 2011. Please read Item 1—Financial Statements: Note 11(a)—Commitments and Contingencies—Vessels Under Construction.

(6)

We have a 33% interest in a joint venture that has entered into agreements for the construction of two LNG carriers and a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at September 30, 2011, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $350.2 million, of which our share is $125.9 million which is included in the table above. Please read Item 1—Financial Statements: Note 11(b)—Commitments and Contingencies—Joint Ventures.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at September 30, 2011.

(8)

Excludes expected interest payments of $1.8 million (remainder of 2011), $13.9 million (2012 and 2013), $12.6 million (2014 and 2015) and $21.7 million (beyond 2015). Expected interest payments are based on EURIBOR at September 30, 2011, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)

Existing restricted cash deposits of $85.7 million, together with the interest earned on these deposits, are expected to approximately equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and Item 5—“Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Goodwill

During the third quarter of 2011, we determined there were indicators of impairment present within our conventional tanker reporting unit. Consequently, we conducted an interim goodwill impairment test on this reporting unit as at September 30, 2011. This interim goodwill impairment test determined that the carrying value of the reporting unit exceeded its fair value by more than $36.7 million. Consequently, we recorded an impairment charge of $36.7 million in our consolidated statement of loss for the three and nine months ended September 30, 2011 and as of September 30, 2011, the carrying value of goodwill for this reporting unit was $nil. Key assumptions that impact the fair value of the reporting unit include our ability to utilize the vessels in the fleet and the charter rates the vessels earn when employed. Other key assumptions include the operating life of our vessels and our cost of capital.

As of September 30, 2011, we had two reporting units with goodwill attributable to them. As of the date of this Report on Form 6-K, we do not believe that there is a reasonable possibility that the goodwill attributable to our two remaining reporting units with goodwill attributable to them might be impaired within the next year.

However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	our ability to competitively pursue new FPSO projects;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;

•	the expected return on our investment in first priority ship mortgage loans;

•	the sufficiency of working capital for short-term liquidity requirements;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	the Company’s acquisition of the Voyageur FPSO unit and the estimated remaining cost to complete its upgrade;

•	the timing and certainty of Teekay LNG’s acquisition, through the Joint Venture, of ownership interests in six LNG carriers from A.P. Moller-Maersk A/S;

•	the impact on the operating income of the Petrojarl Banff resulting from the storm damage to the unit which occurred in December 2011;

•	potential newbuilding order cancellations;

•	the expected timing and costs of upgrades to any vessels;

•	our ability to pay dividends on our common stock;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	our expectation regarding uncertain tax positions;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital; and

•	the growth of global oil demand.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in volumes of oil produced under the Foinaven contract and the related price of oil; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; failure to satisfy closing conditions for the transactions with A.P. Moller-Maersk A/S; negotiation and finalization of definitive agreements for the proposed transactions with Sevan and any failure to satisfy related closing conditions, including obtaining approvals from Sevan’s shareholders, Sevan’s bondholders, regulatory authorities, Sevan FPSO charterers, and Sevan’s syndicate of banks relating to the Voyageur FPSO; failure of Teekay Offshore’s Board of Directors to approve the purchase of FPSO units offered by us; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to fund our existing newbuilding commitments or to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2011

PART I — FINANCIAL INFORMATION

ITEM 3—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 1—Financial Statements: Note 16—Derivative Instruments and Hedging Activities.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2011, we had the following foreign currency forward contracts:

	September 30,	September 30,	September 30,	September 30,	September 30,
		Expected Maturity Date
	2011	2012	2013	Total
	Contract amount	Contract amount	Contract amount	Contract amount	Fair value
Norwegian Kroner:	$33.2	$120.0	$19.6	$172.8	$3.4
Average contractual exchange rate(2)	6.17	6.11	5.88	6.10
Euro:	$28.3	$32.9	$0.0	$61.2	$(0.7)
Average contractual exchange rate(2)	0.74	0.75	0.00	0.75
Canadian Dollar:	$8.3	$24.6	$4.1	$37.0	$(1.8)
Average contractual exchange rate(2)	1.03	1.00	1.02	1.01
British Pound:	$16.9	$46.5	$7.8	$71.2	$(0.7)
Average contractual exchange rate(2)	0.65	0.65	0.64	0.65

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2011, we had Euro-denominated term loans of 271.7 million Euros ($363.7 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2011, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Expected Maturity Date							Fair Value
	Balance of 2011	2012	2013	2014	2015	Thereafter	Total	Asset / (Liability)	Rate
Long-Term Debt: (1)
Variable Rate ($U.S.) (2)	45.2	285.9	761.5	912.1	242.8	1,606.2	3,853.7	(3,474.6)	1.3%
Variable Rate (Euro) (3) (4)	3.3	14.0	15.0	16.1	17.2	298.1	363.7	(337.4)	2.0%

Fixed-Rate Debt ($U.S.)	11.1	44.4	44.3	44.3	44.3	655.5	843.9	(936.1)	7.0%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.5%	5.6%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	39.6	45.1	66.1	27.4	—	—	178.2	(178.2)	7.4%
Average Interest Rate (8)	4.6%	6.8%	9.3%	8.1%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	52.9	276.3	201.3	112.8	92.1	2,825.9	3,561.3	(557.1)	4.0%
Average Fixed Pay Rate (2)	3.0%	3.0%	2.7%	4.3%	4.0%	6.1%	4.0%
Contract Amount (Euro) (4)	3.3	14.0	15.0	16.1	17.2	298.1	363.7	(40.5)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of September 30, 2011, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2011.

(5)

Excludes capital lease obligations (present value of minimum lease payments) of 64.8 million Euros ($86.8 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2011, the amount on deposit was 64.0 million Euros ($85.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)

Under the terms of the 30-year capital leases for three LNG carriers (or the RasGas II LNG Carriers), in which leases we have a 70% interest (see “Item 18—Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash” of our Annual Report on Form 20-F for the year ended December 31, 2010), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2011 totaled $476.0 million, and the lease obligations, which as at September 30, 2011 totaled $471.2 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $426.6 million and $470.3 million, ($116.7) million and $157.2 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at September 30, 2011, we had no bunker fuel swap commitments.

Spot Tanker Market Rate Risk

We use forward freight agreements (or FFAs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. As at September 30, 2011, we had no FFAs.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2011

PART II—OTHER INFORMATION

Item 1—Legal Proceedings

None

Item 1A—Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations.

Item 2—Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3—Defaults Upon Senior Securities

None

Item 4—Removed and Reserved

None

Item 5—Other Information

None

Item 6—Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 16, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)